UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detalus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Marshall Ave.
(No. and Street)

Saint Louis (City) MO (State) 63119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer (678) 525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clinton J. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detalus Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gina McClure
NOTARY SEAL
NOTARY PUBLIC
COMM.#15631979
STATE OF MISSOURI

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Detalus Securities, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Detalus Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Detalus Securities, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Detalus Securities as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Detalus Securities's auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 25, 2019

Detalus Securities, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	90,504
Deposit with Clearing Organization		547
Receivable from Other Organization(s)		5,100
Prepaid Expenses and Other Current Assets		28,545
Total current assets	$	124,696

FIXED ASSETS

Property and Equipment		7,639
Accumulated Depreciation		(3,188)
Fixed assets, net	$	4,451
TOTAL ASSETS	$	129,147

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accrued expenses	$	563
Commissions payable		3,323
TOTAL LIABILITIES	$	3,886
TOTAL MEMBER'S EQUITY	$	125,261
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	129,147

The accompanying notes are an integral part of these financial statements.

DETALUS SECURITIES, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION – Detalus Securities, LLC, (formerly known as Hancock Securities Group, LLC), a Missouri Limited Liability Company ("the Company"), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC ("the Parent"). The latest date upon which the Company is to dissolve is December 31, 2029.

   NATURE OF OPERATIONS – The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC). Effective January 1, 2018, the Company transitioned from a full-service retail broker-dealer to a broker-dealer that participates only in Capital Market Advisory transactions, including mergers and acquisitions, restructuring or recapitalization, and private placements. To reflect this change in business, the Company's minimum net capital requirement became $5,000 effective January 1, 2018.

   From time to time, the Company earns Capital Market Advisory fees from mergers and acquisitions, restructuring or recapitalization, and private placement and related transactions whereby the principals participate in the equity investment. The Company earns its fees associated with these transactions through charges to the equity group based upon industry standard rates for due diligence, brokerage, and consulting on the proposed transaction. In 2018, the Company did not earn any revenue from activity related to Capital Market Advisory. In 2018, the Company received trail and 12B1 revenue related to its legacy business as a full-service retail broker-dealer.

   BASIS OF PRESENTATION – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   CASH AND CASH EQUIVALENTS – For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

   CONCENTRATION OF CREDIT RISK – Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains a cash account with a bank. The bank provides $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. The bank amount was not in excess of insured limits at December 31, 2018. Management does not believe significant credit risks exist at December 31, 2018.

   PROPERTY AND EQUIPMENT – Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method using estimated useful lives of three to fifteen years. Contingent upon which time period ends first, leasehold improvements are amortized either based on the life of the improvement or the terms of the lease. Property and equipment consist of furniture, fixtures, and computer equipment.

   When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income and changes in member's equity.

INCOME TAXES – The Company is a single member limited liability company and the current period net income (loss) (as applicable) is recognized on the Parent company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no tax provision is recorded by the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Parent company files income tax returns in the U.S. in both federal and state jurisdictions where it has determined filing requirements are met.

COMMISSION REVENUE – Commissions and trail revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur. At December 31, 2018, management considers all commissions and trail revenue receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates trailing commission revenue, which is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our total commission revenue disaggregated by investment product category:

	For Year Ended December 31, 2018
Variable Annuity	$3,385
Mutual Fund	$88,748
Option	$62
	$92,196

ADVERTISING / MARKETING – Advertising / Marketing expenses are expensed as incurred. There were no ($0) Advertising / Marketing expenses for the year ended December 31, 2018.

OTHER INCOME – Included in "Other Income" for 2018 within the statement of income and changes in member's equity are $81 in re-billable mark-up fees from Pershing related to postage and $9,231 in revenue related to rebates earned on certain customer accounts at Pershing. Included in "Interest and Dividends" is $916 in non-purpose loan interest from Pershing related to customer loans that use their investment portfolios as collateral.

USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ADOPTED ACCUNTING PRONOUNCEMENTS – On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

B. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities and claims exemption pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. Therefore, the Company does not have a reserve requirement, nor does it have any information disclosed relating to the possession or control requirement under Rule 15c3-3.

C. CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. Additionally under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2018, the Company's net capital was $86,618 or $81,618 in excess of the minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2018.

D. LEASES

The Company has entered into leases for office equipment, office space, and storage which have been properly classified as operating leases. The office equipment and storage lease agreements are updated on an annual basis as part of the Company's Shared Expense Agreements (see Note E) and the

office space lease's term ends on September 30, 2020. Total lease expenses were $6,978 for the year ended December 31, 2018.

The Company subleases building space and office equipment from its Parent and the Parent classifies the leases as operating leases also. Payments to the Parent pursuant to building space and office equipment subleases was $6,078 for the year ended December 31, 2018.

Future minimum rental payments due under the current operating lease agreement are $2,916 in 2019 and $2,187 in 2020 (for a total of $5,103). As mentioned, the lease agreement's termination date is September 30, 2020.

The Company leases equipment from the Parent for $319 per month for January – March 2018 and $191 per month for April – December 2018 (see Note E). Rent expense for the equipment amounted to $2,676 for the year ended December 31, 2018. As part of the annual expense sharing agreements, these leases are renewed on a year-by-year basis.

Storage space and other leased equipment from third parties resulted in lease expenses of $900 for the year ended December 31, 2018.

In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

E.   RELATED PARTY TRANSACTIONS

The Company entered into an "Expense Sharing Agreement" with the Parent which was signed as of January 1, 2018. This agreement was updated with an effective date of April 1, 2018. The Company reimbursed the Parent for office rent, equipment rent, operating expenses, management services, and business insurance totaling $18,044 (see also Note D). Additionally, as payroll responsibilities transitioned from the Company to the Parent in July 2018, the Parent and the Company reimbursed each other for the full cost of health insurance, HSA contributions, LTD and LTC insurance, and 401k expenses for their respective employees / owners, totaling a net payment of $14,884 from the Parent to the Company. Other miscellaneous expenses are allocated as incurred (including travel, meals, and other miscellaneous expenses). The Company reimbursed the Parent a net $14,466 for these expenses. These payments are netted against each other, and amounts are settled on a monthly basis. The Company also distributed $60,000 to the Parent in 2018. As of December 31, 2018, there was no ($0) outstanding receivable or payable between the Company and the Parent.

The Company also maintains business relationships with the following affiliated companies controlled by a common parent (Manchester Holdings, LLC): Detalus Advisors, LLC and Detalus Consulting, LLC. These companies routinely share personnel, facilities, equipment, and services. For the proper evaluation and management of each individual company, each affiliated company bears all of its direct costs and, in addition, bears its proportionate share of costs incurred for the benefit of the Detalus family of entities as a whole (i.e., no company should be unjustly enriched at the expense of another). All affiliate firms maintain proper records, books and accounts for all shared expenses, and amounts are settled on at least a monthly basis primarily through receivables from affiliate and payables to affiliate.

The Company entered into agreements with Detalus Advisors, LLC and Detalus Consulting, LLC, and separate "Expense Sharing Agreements" were signed as of January 1, 2018. These agreements were updated with an effective date of April 1, 2018. Each affiliated firm reimbursed the Company for its respective portion of shared expenses. Detalus Advisors reimbursed the Company a net $741 for these expenses, and Detalus Consulting reimbursed the Company a net $117 for these expenses. As payroll and commissions were paid by the Company from January – June 2018 (payroll was moved to the Parent in July 2018), each affiliated company pays its respective allocation of salary, commission, and bonus for that time period. Detalus Advisors reimbursed the Company $718,251 for these expenses, and Detalus Consulting reimbursed the Company $121,954 for these expenses. Additionally, other miscellaneous expenses are allocated as incurred (i.e., legal fees, meals and entertainment, travel, technology, advertising and marketing, etc.). Detalus Advisors reimbursed the Company a net $11,331 for these expenses, and Detalus Consulting reimbursed the Company a net $772 for these expenses.

As of January 1, 2018, the Company no longer acted as introducing broker-dealer to clients of Detalus Advisors, LLC. As such, there was no ($0) revenue or expenses related to trades conducted by Detalus Advisors. Detalus Advisors did, however, reimburse the Company $179 for residual reimbursement of less predictable trade-related income included in the Sundry account.

As of December 31, 2018, there was no ($0) outstanding receivable or payable between the Company and Detalus Advisors or Detalus Consulting.

The Company pays all expenses attributed to the brokerage business (including salaries, legal fees, and employee benefits) and brokerage-related expenses (including commissions, regulatory fees, telephone, postage, travel, etc.).

F.   401K PROFIT SHARING PLAN

The Parent has a 401(k) profit sharing plan for the benefit of its employees, of which the Company pays its respective allocation (see Note E). Employees may begin elective deferrals and are eligible for matching contributions immediately. Employees become 100% vested in the matching contributions immediately and 20% vested in the profit sharing plan after each year of service beginning in the second year. The employees become fully vested in the profit sharing plan after six years of service. The Parent's matching contribution is 100% of the first 3%, and 50% of the next 2%, of the employee's deferral amount. The Parent's profit sharing contribution to the plan, as determined by the partners of the Parent, is discretionary but cannot exceed maximum defined limitations. The Company's allocation of the contribution match for the year ended December 31, 2018 was $195, and there was no profit sharing contribution.